Mail Stop 4561

January 18, 2008

Mr. James M. Whitehurst
President and Chief Executive Officer
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

        Re: Red Hat, Inc.
               Form 10-K for the Fiscal Year Ended February 28, 2007
               Filed April 30, 2007
               File no. 001-33162

Dear Mr. Whitehurst:

      We have reviewed your response to our letter dated December 17, 2007 in connection with the above referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2007

1.   As previously requested, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Senior Staff Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief